Exhibit 99.2

FOR IMMEDIATE RELEASE
Contact:
Manuel Villas-Boas
Espírito Santo Financial Group
+44-20-7332-4350
- or -
Bernard Compagnon
Taylor Rafferty, London
+44-20-7936-0400
- or -
James P Prout
Taylor Rafferty, New York
+1-212-889-4350

ESPÍRITO SANTO FINANCIAL GROUP S.A. ANNOUNCES ITS CONSOLIDATED RESULTS FOR THE FIRST HALF OF 2004

•	Net profit increases 131.1% in June 2004 over June 2003, to reach 30.5 million Euros;
•	Net profit per share increases 120.7% to 0.64 pence per share in the same period;
•	Strong performance of consolidated commissions, originating primarily from commercial, investment and private banking;
•	Steady contribution from insurance operations, which consolidated their recovery.

Luxembourg/Portugal – September 8, 2004 - Espírito Santo Financial Group S.A. (“ESFG”) (Euronext Lisbon and NYSE: ESF) announced today its un-audited consolidated results for the first half of 2004.

General Comments

Consolidated net profits reached 30.5 million Euros in June 2004, corresponding to a 131.1% growth over the results for June 2003, and to about 85.0% of 2003’s full year net profits. This result is due primarily to the strong performance at all banking subsidiaries, namely Grupo Banco Espírito Santo (“BES Group”) in the first semester, underpinned by good results originating from insurance. Both banking and insurance activities have responded well to the strategies designed to enable them to overcome the difficulties of recession in Portugal and to cope with the transition period as the Portuguese economy moved to growth in the first semester of 2004. Strong growth in commissions, continuing high level of profits from market activities as well as improving technical and investment results from insurance are evidence of this.

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Principal Operating Indicators

			%
	June 2004	June 2003	Change
	(millions of Euros)

Net Assets	48,567.60	45,331.70	+7.1

Net Loans and Advances to Clients	28,281.60	26,837.70	+5.3

Net Interest Income	216.6	255.6	–15.3

Fee and Commission Income	217.9	173.5	+25.6

Market Results	112.1	113.5	–1.2

Insurance Revenues	715.0	673.8	+ 6.1

Insurance Benefits and Claims	600.2	561.2	+7.0

Salaries, Benefits and Occupancy Costs	253.0	248.0	+2.0

Net Income	30.5	13.2	+131.1

Net Income per Share (1)	0.64	0.29	+120.7

(1) in Euros

Analysis of Principal Items

Consolidated Net Interest Income, after provisions, decreased 15.3% in the first semester of 2004, compared to the same period in 2003, to 216.6 million Euros. This is due to the decline in net interest income at the level of the banking subsidiaries in Portugal, where competition for customer funds increased substantially with negative effects on time deposits and percentage margins declined from 1.98% in June 2003 to 1.84% in June 2004. Consolidated Provisions for Loan Losses increased by 2.6% highlighting the prudent management of provisions at the banking subsidiaries, in spite of the improvements felt on BES Group’s non-performing loans ratios.

Consolidated Fee and Commission Income showed a strong performance, reaching 217.9 million Euros in the first semester of 2004, slightly over the amount of net interest income, and reflecting an increase of 25.6% over the level of June 2003. This reflects the substantial increase in fees and commissions originating from BES Group, namely banking fees, which grew 37.0% and cross selling fees, which increased 12.0% in June 2004 compared with June 2003. The strongest contribution among the first were account management commissions, commission on loans (reflecting refined segmentation of clients and improved service initiatives) and corporate finance and project finance fees. The latter shows the importance of the growing contribution from investment banking activities.

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Within cross selling fees, the strongest growth was seen in fees originating from bancassurance and asset management activities. This highlights the importance of the increasing cooperation between BES Group and the insurance units of ESFG in Portugal and within BES Group itself. Additional contributions came from Compagnie Bancaire Espírito Santo, ESFG’s Swiss private banking operation, where commission income grew 39.0% in June 2004 against June 2003, with particular emphasis on transaction and sales fees which increased 54.0% in the same period.

The aggregate of consolidated Net Trading Results on Trading and Investment Securities and Net Gains on Foreign Currency Transactions, continues to provide a strong contribution to ESFG’s consolidated profits, albeit with a slight decline to 112.1 million Euros in June 2004, against 113.5 million Euros in June 2003. This reflected the high volatility of interest rates, which declined in the first quarter and recuperated in the second, while equity markets maintained the upward trend started in 2003, particularly in the first quarter with declines in the second. The foreign exchange market showed volatility as well, with the Euro reached the highest ever exchange rate against the US Dollar.

Consolidated Insurance Revenues reached 715.0 million Euros in June 2004, reflecting a 6.1% growth over June 2003. This reflects a 2.4% increase in premiums at Companhia de Seguros Tranquilidade (“Tranquilidade”), the non-life subsidiary and a 19.8% premium growth in Espírito Santo Seguros (“ES Seguros”), the non-life bancassurance subsidiary, in Portugal, whilst the Portuguese life assurance subsidiary, Companhia de Seguros Tranquilidade Vida (“Tranquilidade Vida”), showed a premium growth of 6.8% in the same period.

Consolidated Insurance Benefits and Claims registered a growth of 6.9% to reach 600.2 million Euros in June 2004, when compared with June 2003. Whilst Tranquilidade’s combined ratio increased slightly to 99.3% in June 2004, that of ES Seguros declined to 93.2 in the same period. At Tranquilidade Vida, technical results increased 40.6% in June 2004, against 2003.

The aggregate of consolidated Salaries and Benefits and Occupancy Cost increased only 2.0% in the first semester of 2004 against the same period of the previous year. In general, most subsidiaries showed contained or declining costs. At BES Group, after a period of substantial cost reduction in 2003, costs registered a 4.3% increase in the first half of 2004. However, declines were felt in other subsidiaries, like Tranquilidade (-14.9%), Tranquilidade Vida (-20.4%) and BES Vénétie (-4.5%), following the implementation of specific programmes of cost reduction and rationalisation carried out over recent years.

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(Tables to Follow)

The Espírito Santo Financial Group provides, through its subsidiaries, a global and diversified range of financial services to its clients including Commercial banking, Insurance, Investment banking, Stock-brokerage and Asset management in Portugal and internationally. For additional information on Espírito Santo Financial Group, its subsidiaries, operations and results, please visit the Company’s website on www.esfg.com.

ESPIRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	Unaudited		Audited
	June 30, 2004	June 30, 2003	December 31, 2003

	(In millions of Euro)
ASSETS

Cash and due from banks	1,128.9	1,334.9	1,627.3
Interest-earning deposits with banks	4,111.2	4,873.9	5,676.1
Trading account securities	1,285.8	372.4	458.2
Investment secutities	8,952.5	7,887.6	8,465.6
Loans and advances to customers	29,194.5	27,658.4	27,590.1
Provision for loan losses	(912.9)	(820.7)	(820.1)
Other equity holdings	826.000	823.9	799.5
Accrued interest income	262.3	251.9	226.0
Property and equipment	431.5	457.1	440.7
Other assets	3,287.8	2,492.3	3,200.0

TOTAL ASSETS	48,567.6	45,331.7	47,663.4

LIABILITIES AND SHAREHOLDERS’ EQUITY

Deposits from banks	3,373.6	3,258.6	3,412.8
Demand deposits	6,348.9	6,599.1	6,602.8
Time deposits	12,751.4	11,185.0	12,838.0
Securities sold under repurchase agreements	1,820.5	1,534.9	458.2
Other short-term borrowings	808.3	1,206.3	1,812.5
Insurance policy reserves	5,642.5	5,155.4	5,383.5
Accrued interest and other liabilities	1,475.0	1,732.2	1,670.7
Corporate borrowings and long-term debt	13,549.2	12,307.0	12,923.3
Convertible bonds	310.0	310.0	310.0

TOTAL LIABILITIES	46,079.4	43,288.5	45,411.8

MINORITY INTERESTS	2,372.7	1,995.4	2,167.3

SHAREHOLDERS’ EQUITY

Ordinary shares, EUR 10 par value :
100 000 000 shares authorised (2003: 100 000 000)
47 908 555 shares issued	479.1	479.1	479.1
Treasury stock, at cost	—	(35.9)	—
Retained earnings	(370.5)	(390.3)	(396.0)
Accumulated foreign currency translation	(8.0)	(6.7)	(10.0)
Accumulated unrealised gains on investment securities
held by insurance operations	14.9	1.6	11.2

TOTAL SHAREHOLDERS’ EQUITY	115.5	47.8	84.3

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	48,567.6	45,331.7	47,663.4

ESPIRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	Unaudited		Audited
	June 30, 2004	June 30, 2003	December 31, 2003

	(In millions of Euro, except for income per share)
INTEREST INCOME
Interest on loans	590.3	694.1	1267.5
Interest and dividends on securities
Trading securities	17.2	41.1	59.1
Investment securities	127.0	106.2	208.5
Other interest income	67.4	55.9	136.7

Total interest income	801.9	897.3	1,671.8

INTEREST EXPENSE
Interest on deposits	190.4	238.6	419.1
Interest on securities sold under repurchase agreements	15.9	22.7	28.6
Interest on short-term borrowings	18.5	21.2	33.1
Interest on corporate borrowings and long-term debt	218.1	221.3	432.2
Interest on convertible bonds	7.7	6.6	15.5

Total interest expense	450.6	510.4	928.5

NET INTEREST INCOME	351.3	386.9	743.3
Provisions for loan losses	(134.7)	(131.3)	(264.0)

Net interest income after provision for loan losses	216.6	255.6	479.3

OTHER INCOME
Fee and commission income	217.9	173.5	356.1
Net trading result on trading and investments securities	70.7	14.4	50.1
Insurance revenues	715.0	673.8	1,461.2
Net gains on foreign currency transactions	41.4	99.1	182.3
Other operating income	88.1	63.9	235.0

Total other income	1,133.1	1,024.7	2,284.7

OTHER EXPENSES
Salaries and benefits	229.6	220.6	444.7
Occupancy cost	23.4	27.4	53.5
Insurance benefits and claims	600.2	561.2	1,228.9
Insurance underwriting and related expenses	47.2	54.1	84.7
Depreciation	24.2	31.4	55.3
Amortization	50.1	48.0	101.9
Other expenses	195.6	184.6	474.5

Total other expenses	1,170.3	1,127.3	2,443.5

Income before income taxes and minority interests	179.4	153.0	320.5
Income taxes	(27.7)	(41.3)	(66.7)
Minority interests in income of consolidated subsidiaries	(121.0)	(98.2)	(217.7)
Result in associated undertakings	(0.2)	(0.3)	(0.2)

NET INCOME	30.5	13.2	35.9

NET INCOME PER SHARE	0.64	0.29	0.79

Weighted average number of shares outstanding:	47,908,555	45,643,406	45,643,406